UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

On December 19, 2017, Rosetta Genomics Ltd. (the “Company”) received a notification letter from the NASDAQ Stock Market (“Nasdaq”) informing the Company that Nasdaq has determined to grant the Company an extension to regain compliance with Listing Rule 5550(b) (the “Rule”). The terms of the extension are as follows: on or before April 23, 2018, the Company must have closed on the previously announced transaction with Genoptix, Inc., which will effectively result in the delisting of the Company from the Nasdaq Capital Market. If the transaction with Genoptix, Inc., fails to close on or before April 23, 2018, the Company must raise sufficient equity to comply with the Rule. If the Company fails to evidence compliance upon filing its periodic report for the June 30, 2018, with the SEC and Nasdaq, the Company may be subject to delisting. In the event the Company does not satisfy the terms, Nasdaq will provide written notification that its securities will be delisted. At that time, the Company may appeal Nasdaq’s determination to a Listing Qualifications Panel.

The information contained in this Report (including the exhibits hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-163063, 333-171203, 333-172655, 333-177670, 333-185338, 333-207697 and 333-210366, and Form S-8, File Nos. 333-141525, 333-147805, 333-165722 and 333-191072, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: December 27, 2017	By:	/s/ Kenneth Berlin

Kenneth Berlin Chief Executive Officer and President